Exhibit 12

CBS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Tabular dollars in millions, except ratios)

	Nine Months Ended		Twelve Months Ended
	September 30,		December 31,
	2012	2011	2011	2010	2009	2008	2007

Earnings (loss) from continuing operations before income taxes and equity in loss of investee companies	$1,858	$1,542	$2,083	$1,222	$443	$(12,575)	$2,133

Add:
Distributions from investee companies	3	2	13	—	2	6	8
Interest expense, net of capitalized interest	309	330	436	529	542	547	571
1/3 of rental expense	141	146	200	198	206	216	193

Total earnings (loss) from continuing operations	$2,311	$2,020	$2,732	$1,949	$1,193	$(11,806)	$2,905

Fixed charges:
Interest expense, net of capitalized interest	$309	$330	$436	$529	$542	$547	$571
1/3 of rental expense	141	146	200	198	206	216	193

Total fixed charges	$450	$476	$636	$727	$748	$763	$764

Ratio of earnings to fixed charges	5.1x	4.2x	4.3x	2.7x	1.6x	Note a	3.8x

Note:

(a) Earnings are inadequate to cover fixed charges by $12.57 billion in 2008 due to the noncash impairment charges of $14.18 billion.